SECURITIES [barcode] SION
04018155

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 44949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Interlink Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20750 Ventura Blvd., Suite 300
(No. and Street)

Woodland Hills, CA 91364
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry L. Wolfe President (818) 992-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 200	Encino	CA	91316
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Note 5: Net Capital Requirements

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At March 31, 2003 and 2004, the Company had net capital of $533,343 and $344,398, which was $519,254 and $308,585 in excess of its required net capital of $ 14,089 and $35,813, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.4 and 1.56 respectively, which is less than the 15 to 1 maximum ratio for a broker dealer.

INTERLINK SECURITIES, CORP.

Statement of Net Capital
Schedule I
For the year ended March 31, 2003 and 2004

	2003	2004
NET CAPITAL		
Total stockholder's equity	$ 805,755	$ 391,601
Deduct stockholder's equity not allowed for net capital	-	-
Total stockholder's equity qualified for net capital	805,755	391,601
Add:		
A. Liabilities subordinated to claims of general creditors allowable in comutation os net capital	-	-
B. Other (deductions) or allowable credits	-	-
TOTAL CAPITAL	805,755	391,601
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	-
Exchange membership	-	-
Funiture, equipment, and leasehold improvements	-	-
Other assets	(63,575)	(47,203)
B. Intercompany receivable	(208,837)	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	533,343	344,398
Haircut on Securities (computed, where applicable, pursuant to rule (15c3-1(f))	-	-
NET CAPITAL	$ 533,343	$ 344,398
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$ 5,436	$ 4,520
Intercompany an income taxes payable	2,000	67,702
Commissions payable	203,900	464,973
TOTAL AGGREGATED INDEBTEDNESS	$ 211,336	$ 537,195

The accompanying notes are an integral part of these financial statements

INTERLINK SECURITIES, CORP.

Statement of Net Capital
For the year ended March 31, 2003 and 2004

SCHEDULED I (conitnued)

	2003	2004
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
A. Minimum net capital required: (based on aggregate Indebtedness) per regulation section 240. 15c3-1 (a)(1)(i)	$ 14,089	$ 35,813
B. Minimum dollar requirement	$ 5,000	5000
Net capital requirement (greater of A or B)	$ 14,089	35,813
Excess capital	$ 519,254	$ 308,585
Ratio of aggregate indebtedness to net capital	0.4	1.56

RECONCILIATION WITH COMPANY'S COMPUTATION
(include in part II of Form X-17 a-5 as of
March 31, 2004 and 2003

Net Capital as reported in Company's Part II (unaudited):

	2003	2004
FOCUS REPORT	$ 535,341	$ 353,328
NET AUDIT ADJUSTMENTS FOR TAX PROVISION	(1,998)	8,930
NET CAPITAL PER ABOVE	$ 533,343	$ 344,398

The accompanying notes are an integral part of these financial statements